SONIC ENVIRONMENTAL SOLUTIONS INC.
(the Issuer”)

1778 West 2nd Avenue, Vancouver, BC V6J 1H6
Telephone: 604-736-2552 Fax: 604-736-2558

TO:	British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs:

Re: Interim Financial Statements and Form 51—102F1

The Issuer’s interim financial statements for the quarter ended September 30, 2004 and its Form 51-102F1 dated November 29, 2004 were mailed November 29, 2004 to shareholders who appear on the supplemental mail list.

We are filing this material with you in compliance with the regulations made under the Securities Act.

Dated at Vancouver, British Columbia, this 29th day of November 2004.

Yours truly,

SONIC ENVIRONMENTAL SOLUTIONS INC.

“Edward Farrauto”
Edward Farrauto, CFO